FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number:  1-15238

For the month of April 2003.
Total number of pages: 2 .
NIDEC CORPORATION

(Translation of registrant’s name into English)

10 Tsutsumisoto-cho, Nishikyogoku

Ukyo-ku, Kyoto 615-0854, Japan

        (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __    No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_____

Information furnished on this form:

FOR IMMEDIATE RELEASE

NIDEC CORPORATION

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

Contact:
Hiroshi Toriba
Senior Director
Investor Relations
Corporate Planning
+81-75-316-3644
HIROSHI_TORIBA@notes.nidec.co.jp

Released on April 10, 2003, in Kyoto, Japan

NIDEC COPAL ELECTRONICS CORPORATION REVISED CONSOLIDATED AND NON-CONSOLIDATED FULL YEAR FINANCIAL FORECASTS (JAPANESE GAAP)

Nidec Copal Electronics Corporation, a listed company on the second section of Tokyo Stock Exchange (6883) and Nidec Corporation’s consolidated subsidiary under the Japanese GAAP, announced yesterday its consolidated and non-consolidated financial forecasts for the year ended March 31, 2003, which had been revised from the previous forecasts announced on October 29, 2002 as set forth in farther detail below.

Note: Under the U.S. GAAP, Nidec Copal Electronics Corporation is outside Nidec Corporation’s scope of consolidation.

     .

1.

Revised consolidated financial forecasts for the year ended March 31, 2003

 (Japanese GAAP---From April 1, 2002 to March 31, 2003)

(Yen in millions)
	Year ended March 31,2003			Year ended March 31,2002
	Revised forecasts (As of April 9, 2003)	Previous forecasts (As of Oct.29, 2002)	Difference (%)
Net sales	16,600	15,300	8.5%	15,253
Recurring income	1,850	1,420	30.3%	707
Net income	910	760	19.7%	299

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continued on next page –

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1.

Revised non-consolidated financial forecasts for the year ended March 31, 2003

(Japanese GAAP---From April 1, 2002 to March 31, 2003)

(Yen in millions)
	Year ended March 31,2003			Year ended March 31,2002
	Revised forecasts (As of April 9, 2003)	Previous forecasts (As of Oct.29, 2002)	Difference (%)
Net sales	16,300	15,000	8.7%	14,794
Recurring income	1,830	1,340	36.6%	695
Net income	900	720	25.0%	303

2.

Reasons for revision

Consolidated sales for the year ended March 31, 2003 are expected to exceed the previous forecasts announced on October 29, 2002 by 8.5%, amounting to ¥16,600 million. Notable increases in sales of motors and scanners during the forth quarter contributed significantly despite generally sluggish market conditions for the first six months of the year ended March 31, 2003. Domestic and international cost-reduction efforts with a focus on production shift to China served to increase recurring income by ¥ 430 million, or 30.3%, to ¥1,850 million on a consolidated basis, and by ¥ 490 million, or 36.6%, to ¥ 1,830 million on a non-consolidated basis. Net income increased ¥ 150 million, or 19.7%, to ¥ 910 million on a consolidated basis, and ¥ 180 million, or 25%, to ¥ 900 million on a non-consolidated basis.

 Forward Looking Statements

This press release contains forward-looking statements including financial forecasts that are based on our current expectations, assumptions, estimates and projections about our business, our industry and capital markets around the world. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “plan” or similar words. These statements discuss future expectations, identify strategies, contain projections of results of operations or of our financial condition, or state other forward-looking information. Known and unknown risks, uncertainties and other factors could cause the actual results to differ materially from those contained in any forward-looking statement.